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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                             ---------------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(D)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

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                         EMPHESYS FINANCIAL GROUP, INC.
                           (Name of Subject Company)
                         EMPHESYS FINANCIAL GROUP, INC.
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                             ---------------------

                                   29158K104
                     (CUSIP Number of Class of Securities)

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                               GAIL A. HOHENSTEIN
                                VICE PRESIDENT,
                         SECRETARY AND GENERAL COUNSEL
                         EMPHESYS FINANCIAL GROUP, INC.
                            1100 EMPLOYERS BOULEVARD
                            DEPERE, WISCONSIN 54115
                                 (414) 336-1100

                 (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                             ---------------------

                                    COPY TO:

                                 THOMAS A. COLE
                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                 (312) 853-7000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is EMPHESYS Financial Group, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 1100 Employers Boulevard, DePere, Wisconsin 54115. The title of the class of equity securities to which this statement relates is the Company's Common Stock, $.01 par value per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer by HEW, Inc. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Humana Inc., a Delaware corporation (the "Parent"), to purchase all outstanding Shares at $37.50 per Share (or any higher price that may be paid for each Share pursuant to the Offer (as defined below)) (the "Offer Price"), net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule 14D-1 dated August 16, 1995 (the "Schedule 14D-1"), as filed by the Offeror and the Parent with the Securities and Exchange Commission (the "Commission"). The Schedule 14D-1 states that the address of the principal executive offices of the Offeror and the Parent is The Humana Building, 500 West Main Street, Louisville, Kentucky 40202.

     The Offer is being made pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 9, 1995, among the Parent, the Offeror and the Company, which provides that, following completion of the Offer, the Offeror will be merged with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement (the "Merger"). Certain terms and conditions of the Merger Agreement are described below in Item
3. A copy of the Merger Agreement is filed as an exhibit to this statement and is incorporated herein by reference. A copy of the press release issued by the Company and the Parent on August 10, 1995 is filed as an exhibit to this statement and incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b)(1) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in the Company's Proxy Statement dated March 28, 1995 for its 1995 Annual Meeting of Shareholders under "Proposal 2 -- Approval of Amendments to the 1994 Stock Incentive Plan," "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation." Such sections are filed as an exhibit to this statement and incorporated herein by reference.

     Effective as of March 15, 1995, the Company instituted its Executive Change in Control Severance Policy (the "Severance Policy"). Pursuant to the Severance Policy, in the event that a covered executive is terminated within 18 months following a "Change in Control", with or without good cause, or if the executive terminates his or her own employment within six months after a 25% or more reduction in annual base salary following a "Change in Control," the Company shall (i) pay to the executive an amount equal to his or her current annual base salary accrued through the date the termination becomes effective, (ii) pay to the executive an amount equal to his or her accrued management incentive bonus through the date the termination becomes effective, and (iii) continue to pay base salary and provide benefits to the executive for either a six or nine month period, depending on the executive, from the date of termination. The following executive officers are covered by the Severance Policy and would be entitled to payment of base salary and provision of benefits for nine months following the date of termination after a "Change in Control": David R. Astar; Kenneth J. Fasola; Gail A. Hohenstein; Wayne R. Micksch; Kenneth E. Roesler; Gregory K. Rotherham; Michael R. Walker and Tod J. Zacharias.

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     The purchase by the Offeror of all outstanding Shares pursuant to the Offer and the Merger will constitute a "Change in Control" for purposes of the Severance Policy. Assuming that the Merger is consummated on October 1, 1995 and that the listed executive officers covered by the Severance Policy are terminated on such date, such executive officers would receive, in addition to the accrued amount referred to in clause (i) above, the following aggregate amounts (based on certain assumptions as to the Company's operational performance relative to its 1995 business plan and assuming that the aggregate value of benefits provided to each individual is equal to 35% of such individual's annual base salary): David R. Astar -- $280,686; Kenneth J. Fasola -- $188,813; Gail A. Hohenstein -- $171,425; Wayne R. Micksch -- $176,024;
Kenneth E. Roesler -- $184,827; Gregory K. Rotherham -- $164,203; Michael R. Walker -- $169,140; and Tod J. Zacharias -- $141,872.

     Effective March 17, 1995, the Employment Agreements of Messrs. William J. Lawson, the Chairman of the Board and Chief Executive Officer of the Company, and Gregory H. Wolf, the President and Chief Operating Officer of the Company, were amended to (i) in the case of Mr. Lawson, provide for continuation of medical, accident and life insurance benefits for Mr. Lawson and his dependents for a period of 24 months following termination of employment within two years of a "Change in Control" and continuation of medical, accident and life insurance benefits for Mr. Lawson and his dependents for a period of 12 months following termination for good cause or by reason of incapacity, disability or death and (ii) in the case of Mr. Wolf, increase his annual base salary from $220,000 to $250,000. The purchase by the Offeror of all outstanding Shares pursuant to the Offer and the Merger will constitute a "Change in Control" for purposes of the employment agreements of Messrs. Lawson and Wolf.

     Effective as of March 15, 1995, the restricted stock and stock options agreements governing grants of restricted stock and stock options to executive officers of the Company were amended to provide that shares of restricted stock and stock options shall vest upon the termination of the executive officer "in anticipation of a Change in Control." The purchase by the Offeror of all outstanding Shares pursuant to the Offer and the Merger will constitute a "Change in Control" for purposes of the stock option and restricted stock agreements.

     (b)(2) Certain Background Information.

     In the fall of 1994, the senior management of the Company was contacted by the chief executive officer of a large health care company ("Entity One"). The chief executive officer of Entity One invited the senior management of the Company to meet to discuss the health care industry and the prospects of a strategic combination between the Company and Entity One. A meeting was held in late 1994. Subsequent thereto, telephone calls occurred between senior management of the Company and the chief executive officer of Entity One. Shortly afterward, Entity One announced that it had entered into an agreement for a significant merger transaction involving a party other than the Company.

     The meeting between senior management of the Company and the chief executive officer of Entity One was reported to the Board of Directors of the Company at a meeting held on January 16, 1995. At the same meeting, the Board of Directors was briefed by senior management of the Company and by representatives of Morgan Stanley & Co. Incorporated ("Morgan Stanley"), the Company's financial advisor, about developments in the managed care markets and the various strategic alternatives available to the Company. Legal counsel also briefed the Board of Directors about its duties in considering various forms of business combinations. Although no decision was reached by the Board of Directors about pursuing any form of business combination, the Board of Directors concurred with senior management's recommendation that they contact three health care companies ("Entity Two," "Entity Three" and the Parent) for introductory meetings. These three companies were selected by senior management, with the assistance of Morgan Stanley, due to (i) their perceived strong ability to pay or capital position and/or the value of their stock as viable acquisition currency at the time, (ii) their acquisitive track record and (iii) their perceived potential synergies with the Company.

     Introductory meetings with these three companies were held from late January through early April 1995. During this period, on February 15, 1995, the Board of Directors received an updated presentation regarding strategic alternatives, including an analysis of each of Entity One, Entity Two, Entity Three and the Parent as a potential merger candidate. The Board of Directors also received a preliminary valuation presentation. Entity

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Two did not sign a confidentiality agreement and subsequently entered into an agreement with another party for a significant merger transaction. Entity Three executed a confidentiality agreement but was not provided data pursuant thereto. The Parent entered into a confidentiality agreement on April 19, 1995 and began a due diligence investigation shortly thereafter.

     On May 18, 1995, the Board of Directors received an updated preliminary valuation presentation during an informational telephone call reflecting management's reduced forecast for 1995.

     On July 7, 1995, the Parent sent to the Company's financial advisor, Morgan Stanley, a proposal (the "First Proposal") to acquire the Company for $36 per share in cash, plus a contingent payment unit ("CPU") which would pay between $0 per share in cash and $6 per share in cash in 1997 based upon 1996 financial results.

     The First Proposal was reviewed with the Board of Directors at a meeting held on July 12, 1995. Morgan Stanley advised the Board of Directors that it valued the CPU at approximately $1 per share, and the Board of Directors expressed concerns about what, if any, trading market might develop for such an instrument if the aggregate value of the instrument were only $17 million. At this meeting, the Board of Directors received a further updated presentation regarding strategic alternatives and a further report about potentially available merger candidates. The Board of Directors also received an updated preliminary valuation presentation, based upon a revised management forecast of further reduced earnings. On the basis of these presentations, the Board of Directors authorized management and the Company's advisors to seek a higher, all-cash proposal from Parent.

     On July 14, 1995, the Company provided the Parent and its representatives with a draft Merger Agreement. On July 17 and 18, representatives of the Parent and the Company met to discuss the terms of the draft Merger Agreement. At the same time, discussions were held between representatives of the Parent and Lincoln National Corporation, a Delaware corporation ("LNC"), concerning the terms of the Stock Option and Tender Agreement (as defined below). During this period and subsequent thereto, the Parent conducted additional due diligence. On July 28, 1995, members of senior management of the Parent and the Company met to discuss further the Parent's interest in acquiring the Company.

     On July 31, 1995, the Parent sent the Company a letter proposing a $37 per share transaction (the "Revised Proposal") and including a contractual right of termination in the event certain financial and operational goals are not attained. On August 2, 1995, the Board of Directors met and reviewed the Revised Proposal with senior management and Morgan Stanley. Based upon the discussion at the Board of Directors meeting and with the authorization of the Board of Directors, senior management rejected the Revised Proposal and submitted a counterproposal of $38.50 per share. The Company's counterproposal also addressed the financial and operational goal termination provision which the Parent had demanded but which the Board of Directors had found to be unacceptable.

     In reply, on August 3, 1995, the Parent submitted a modified termination provision but refused to increase its $37 per share proposal. Thereafter, on August 3, 1995, the Company suggested further revisions to the termination provision and reaffirmed its $38.50 per share proposal.

     On August 3 and 4, 1995, senior management of the Company received calls from the chief executive officers of two of the three entities which the Company had contacted earlier in the year. Taking into account the prior discussions with, as well as the current activities of, those entities, senior management concluded that these entities would not currently be in a position to proceed with a superior transaction.

     On August 4, 1995, in a meeting between members of senior management of the Parent and the Company, a $37.50 per share price was agreed upon, subject to approval by the Board of Directors of the Company. Negotiation of the financial and operational goal termination provision and other terms of the Merger Agreement continued subsequent to the August 4, 1995 meeting up through the afternoon of August 8, 1995.

     On the evening of August 8, 1995, the Board of Directors met with its financial advisors. Based upon the factors described below, the Board of Directors approved the transaction. During the day of August 9, 1995,

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the Merger Agreement was put into final form and on the evening of August 9,
1995 was executed. Public disclosure was made on the morning of August 10, 1995, prior to the opening of trading on the New York Stock Exchange.

     (b)(3) Merger Agreement.

     The Offer. Pursuant to the Merger Agreement, the Offeror was required to commence the Offer no later than August 16, 1995. The obligations of the Offeror to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions that (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least a majority of the outstanding Shares on a fully diluted basis (the "Minimum Condition"), (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated and all necessary filings with the California Department of Corporations (the "DOC") and the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") shall have been completed and each of the DOC and the OCI shall have issued an order (which order shall not have been stayed or enjoined) that (x) constitutes a final order approving, exempting or otherwise authorizing consummation of the Offer and the Merger and all other transactions contemplated by the Merger Agreement as may require such authorization and (y) does not impose on the Company, Parent, the Offeror or any of their respective affiliates any terms or conditions which in the reasonable opinion of the Parent materially and adversely affect the economic benefits to the Parent of the transactions contemplated by the Merger Agreement, and (iii) none of the following conditions exist or shall occur and remain in effect:

          (a) there shall have been instituted or pending any action or proceeding by any governmental, regulatory or administrative agency or authority, which (A) seeks to challenge the acquisition by the Parent of Shares pursuant to the Offer, restrain, prohibit or delay the making or consummation of the Offer or the Merger, or obtain any material damages in connection therewith, (B) seeks to make the purchase of or payment for some or all of the Shares pursuant to the Offer or the Merger illegal, (C) seeks to impose material limitations on the ability of the Parent (or any of its affiliates) effectively to acquire or hold, or to require the Parent or the Company or any of their respective affiliates or subsidiaries to dispose of or hold separate, any material portion of the assets or the business of the Parent and its affiliates taken as a whole or the Company and its subsidiaries taken as a whole, or (D) seeks to impose material limitations on the ability of the Parent (or its affiliates) to exercise full rights of ownership of the Shares purchased by it, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company;

          (b) there shall have been promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger, by any state, federal or foreign government or governmental authority or by any court, domestic or foreign, any statute, rule, regulation, judgment, decree, order or injunction, that could reasonably be expected to, in the judgment of the Parent, directly or indirectly, result in any of the consequences referred to in clauses (A) through (D) of paragraph (a) above;

          (c) there shall have occurred (A) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (B) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (C) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States which would reasonably be expected to have a Material Adverse Effect (as defined below) on the Company or prevent (or materially delay) the consummation of the Offer, (D) any limitation (whether or not mandatory) by any governmental or regulatory authority on, or any other event which, in the reasonable judgment of the Parent, is reasonably likely to materially adversely affect, the nature or extension of credit or further extension of credit by banks or other lending institutions in the United States or (E) from the date of the Merger Agreement through the date of termination or expiration of the Offer, a decline of at least 25% in either the Dow Jones Industrial Average or the Standard & Poor's 500 Index. "Material Adverse Change" or "Material Adverse Effect" means any change or effect, either individually or in the aggregate, that is or

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     may be materially adverse to the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of all or a material part of the Company and its subsidiaries, taken as a whole;

          (d) the Company and the Parent shall have reached an agreement or understanding that the Offer or the Merger Agreement be terminated or the Merger Agreement shall have been terminated in accordance with its terms;

          (e) any of the representations and warranties made by the Company in the Merger Agreement shall not have been true and correct in all material respects when made, or shall thereafter have ceased to be true and correct in any material respects as if made as of such later date (other than representations and warranties made as of a specified date), or the Company shall not in all material respects have performed each obligation and agreement and complied with each covenant to be performed and complied with by it under the Merger Agreement; provided, however, that all references in the Merger Agreement to the phrases "knowledge of the Company" and "to the best knowledge of the Company," and variants thereof, shall be disregarded for the purposes of determining whether the Company shall have breached its representations, warranties and covenants contained in the Merger Agreement;

          (f) the Company's Board of Directors shall have modified or amended its recommendation of the Offer in any manner adverse to the Parent or shall have withdrawn its recommendation of the Offer, or shall have recommended acceptance of any Acquisition Proposal (as defined below) or shall have resolved to do any of the foregoing, or shall have failed to reject any Acquisition Proposal within 10 business days after receipt of the Company or public announcement thereof; or

          (g) (i) any corporation, entity or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other than the Parent, shall have acquired beneficial ownership of 50% or more of the outstanding Shares, or shall have been granted any options or rights, conditional or otherwise, to acquire a total of 50% or more of the outstanding Shares; (ii) any new group shall have been formed which beneficially owns 50% or more of the outstanding Shares; or (iii) any person (other than the Parent or one or more of its affiliates) shall have entered into an agreement in principle or definitive agreement with the Company with respect to a tender or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company.

     The Merger Agreement provides that, without the prior written consent of the Company, the Offeror shall not waive the Minimum Condition, reduce the number of Shares subject to the Offer, reduce the price per Share to be paid pursuant to the Offer, extend the Offer if all of the Offer conditions are satisfied or waived, change the form of consideration payable in the Offer, or amend, add or waive any term or condition of the Offer in any manner that would adversely affect the Company or its stockholders. Notwithstanding the foregoing, the Offeror may, without the consent of the Company, extend the Offer (i) if at the then scheduled expiration date of the Offer any of the conditions to the Offeror's obligation to accept for payment and pay for Shares shall not have been satisfied or waived, until the later of (x) any period during which the Offer may remain open pursuant to clauses (ii) - (v) below, and (y) the fifth business day after the date the Offeror reasonably believes to be the earliest date on which such conditions may be satisfied; (ii) for any period required by any rule, regulation, interpretation or position of the Commission or its staff applicable to the Offer; (iii) if the Company shall have failed to reject any Acquisition Proposal within 10 business days after receipt of the Company or public announcement thereof, for up to three business days after the then scheduled expiration date of the Offer; (iv) if all Offer conditions are satisfied or waived but the number of Shares tendered is less than 90% of the then outstanding number of Shares, for an aggregate period of not more than 15 business days (for all such extensions) beyond the latest expiration date that would be permitted under clause (i), (ii) or (iii) of this sentence; and (v) if all Offer conditions are satisfied or waived but the number of Shares tendered is less than 90% of the then outstanding number of Shares, for an aggregate period of not more than 10 business days (for all such extensions) beyond the latest expiration date that would be permitted under clause (i), (ii), (iii) or
(iv) of this sentence (provided that the Offeror shall acknowledge that, except in the case of an occurrence of an event that would cause the condition described in clause (b) under "The Merger Agreement -- Conditions Precedents" (providing that no governmental entity or court of competent jurisdiction shall have enacted a rule or issued an injunction that has the effect of prohibiting the

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consummation of the Merger) not to be satisfied, all the Offer conditions shall be deemed to be waived and all Shares which are validly tendered and not withdrawn upon the expiration of such extended period will be accepted and purchased). In addition to the right of the Offeror to extend the Offer pursuant to the previous sentence, the Offeror shall have the right to extend the Offer until five business days from the date on which the Offeror receives all certificates relating to the Company's operational performance as described under "Merger Agreement -- Performance Certificates" required to have been delivered on or prior to the scheduled expiration date in effect prior to the extension permitted by this sentence. The obligation of the Company to provide these certificates and the right of the Parent to terminate the Merger Agreement if certain percentages of specified financial and operational targets are not attained, shall remain in effect until the Offeror acquires Shares pursuant to the Offer without affecting the right of the Offeror to extend the Offer pursuant to clause (iv) above; provided, however, that if the Offeror exercises its right to extend the Offer pursuant to clause (v) above, the Company's obligation to provide certificates relating to the Company's financial and operational performance shall cease and the Parent shall have no further right to terminate the Merger Agreement as a result of the Company not attaining certain percentages of specified financial and operational targets. So long as the Merger Agreement is in effect and the Offer conditions have not been satisfied or waived, the Offeror shall, and the Parent shall cause the Offeror to, cause the Offer not to expire. Subject to the terms and conditions of the Offer and the Merger Agreement, the Offeror shall, and the Parent shall cause the Offeror to, pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration of the Offer.

     Company Actions. Pursuant to the Merger Agreement, the Company has agreed that on the date of the commencement of the Offer, subject to the fiduciary duties of the Board of Directors of the Company under applicable law as determined by the Board of Directors of the Company in good faith after consultation with the Company's outside counsel, it will file with the Commission and mail to its stockholders, a Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of the Board of Directors that the Company's stockholders accept the Offer and approve the Merger and the Merger Agreement.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware, as amended (the "DGCL"), the Offeror shall be merged with and into the Company at the effective time of the Merger (the "Effective Time"). Following the Merger, the separate corporate existence of the Offeror shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of the Offeror in accordance with the DGCL. The certificate of incorporation and bylaws of the Offeror shall be amended to change the name of the Offeror to "EMPHESYS Financial Group, Inc." and, as so amended, the certificate of incorporation and the bylaws of the Offeror shall become the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the directors and officers of the Offeror shall become the directors and officers of the Surviving Corporation.

     Conversion of Securities. At the Effective Time, each Share issued and outstanding immediately prior thereto shall be canceled and extinguished and each Share (other than Shares held by the Company as treasury Shares, Shares owned by any subsidiary of the Company, Shares owned by the Offeror or any subsidiary thereof, and Dissenting Shares (as defined below)) shall, by virtue of the Merger and without any action on the part of the Offeror, the Company or the holders of the Shares, be converted into and represent the right to receive the Offer Price. Each share of common stock of the Offeror issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the Offeror, the Company or the holders of Shares, be converted into and shall thereafter evidence one validly issued and outstanding share of common stock of the Surviving Corporation.

     Dissenting Shares. If required by the DGCL, Shares which are held by holders who have properly exercised appraisal rights with respect thereto in accordance with Section 262 of the DGCL ("Dissenting Shares") will not be exchangeable for the right to receive the Offer Price, and holders of such Shares will be entitled to receive payment of the appraised value of such Shares unless such holders fail to perfect or withdraw or lose their right to appraisal and payment under the DGCL.

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     Merger Without a Meeting of Stockholders. In the event that the Offeror shall acquire at least 90 percent of the outstanding Shares, the parties agree to take all necessary and appropriate actions to cause the Merger to become effective without a meeting of stockholders of the Company, in accordance with
Section 253 of the DGCL.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to the Offeror, including, but not limited to, representations and warranties relating to the Company's organization and qualification, capitalization, its authority to enter into the Merger Agreement and carry out the related transactions, filings made by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act (including financial statements included in the documents filed by the Company under these acts), required consents and approvals, compliance with applicable laws (including state insurance regulatory approvals), employee benefit plans, litigation, material liabilities of the Company and its subsidiaries, the payment of taxes and the absence of certain material adverse changes or events.

     The Offeror and the Parent have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to the Offeror's and the Parent's organization and qualification, authority to enter into the Merger Agreement, required consents and approvals, and the availability of sufficient funds to consummate the Offer.

     Covenants Relating to the Conduct of Business. The Company has agreed that it will, and will cause its subsidiaries to, in all material respects, carry on their respective businesses in, and not enter into any material transaction other than in accordance with, the regular and ordinary course and, to the extent consistent therewith, use their reasonable best efforts to preserve intact its current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them. The Company has agreed that, except as contemplated by the Merger Agreement or as disclosed by the Company to the Parent pursuant to the Merger Agreement, it shall not, and shall not permit any of its subsidiaries to, without the prior written consent of the
Parent:

          (a) (x) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to stockholders of the Company in their capacity as such, other than (1) dividends declared prior to the date of the Merger Agreement, and (2) dividends payable to the Company declared by any of the Company's subsidiaries, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (b) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or equity equivalent (other than, in the case of the Company, the issuance of Shares during the period from the date of the Merger Agreement through the Effective Time upon the exercise of certain outstanding stock options of the Company on the date of the Merger Agreement in accordance with their current terms);

          (c) amend its charter or bylaws;

          (d) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in each case that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole;

          (e) sell, lease or otherwise dispose of or agree to sell, lease or otherwise dispose of, any of its assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole;

          (f) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, except for borrowings or guarantees incurred in the ordinary course of business consistent with past practice, or make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any wholly owned subsidiary of the Company and other than in the ordinary course of business consistent with past practice;

          (g) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of the Company;

          (h) enter into or adopt, or amend any existing, severance plan, agreement or arrangement or, other than in the ordinary course of business, enter into or amend any employee benefit plan or employment or consulting agreement except (x) as permitted by the Merger Agreement or (y) with respect to employees that are not executive officers or directors, compensation increases associated with promotions and regular reviews in the ordinary course of business consistent with past practices; or

          (i) waive, amend or allow to lapse any term or condition of any confidentiality or "standstill" agreement to which the Company is a party.

     During the period from the date of the Merger Agreement through the Effective Time, (i) as requested by the Parent, the Company shall confer on a regular basis with one or more representatives of the Parent with respect to material operational matters; (ii) the Company shall, within 20 days following each fiscal month, deliver to the Parent financial statements, including an income statement and balance sheet for such month, together with a statement reconciling differences between the forecasted results of operations for such month set forth in the monthly business plans delivered by the Company to the Parent (the "Monthly Plans") and the actual results of operations set forth in the financial statements delivered pursuant to this clause (ii); and (iii) upon the knowledge of the Company of any Material Adverse Change on the Company, any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the breach in any material respect of any representation or warranty contained herein, the Company shall promptly notify the Parent thereof.

     During the period from the date of the Merger Agreement through the Effective Time, the Offeror shall not engage in any activities of any nature except as provided in or contemplated by the Merger Agreement.

     No Solicitation. The Company has agreed in the Merger Agreement that, from the date of the Merger Agreement until the Effective Time or the termination of the Merger Agreement, neither the Company nor its subsidiaries shall, and the Company shall direct and use its reasonable best efforts to cause its officers, directors, employees, authorized agents, and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving the Company or its subsidiaries, or any purchase of all or any significant portion of the assets or any equity securities of, the Company or its subsidiaries (an "Acquisition Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal, and that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore and will take the necessary steps to inform such parties of the obligations undertaken in the Merger Agreement. The Company will notify the Parent immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it, but the Company need not disclose the identity of the other party or the terms of its proposals; provided, however, that such agreement shall not prohibit the Board of Directors of the Company from (i) furnishing information to or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide proposal in writing, not subject to a financing condition, to acquire the Company pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction if, and only to the extent that (A) the Board of Directors determines in good faith after consultation with the Company's outside counsel that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders imposed by laws,
(B) prior to or concurrently with furnishing such information or entering into such discussions, the Company provides written notice to the Parent to the effect that it is furnishing information to, or entering discussions or negotiations with, such a person or entity, and (C) the Company keeps the Parent informed of the status (not the identity or terms) of any such discussions or negotiations; and (ii) to the extent applicable, complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

     Options. Pursuant to the Merger Agreement, all outstanding employee stock options (the "Company Stock Options") granted under the Company's 1994 Stock Incentive Plan (the "Stock Plan") shall become fully exercisable and vested, and, pursuant to the terms of the Stock Plan shall, upon their surrender to the Company by the holders, be canceled by the Company, and the holders shall receive a cash payment from the Company in an amount equal to the number of Shares subject to each surrendered option multiplied by the difference (if positive) between the exercise price per Share covered by the option and the Offer Price; provided, however, that the making of such payment to any such holder shall be conditioned on such holder acknowledging the cancellation of all Company Stock Options held by such holder, including any Company Stock Options as to which the exercise price equals or exceeds $37.50 (the "Out-of-the-Money Options"). The Company shall use its best efforts to cause each holder of Out-of-the-Money Options to acknowledge, prior to the purchase of Shares pursuant to the Offer, the cancellation without consideration therefor of such holder's Out-of-the-Money Options and to cause each other holder of Company Stock Options to surrender their Company Stock Options in accordance with the prior sentence. Any Company Stock Options not canceled in accordance with the previous sentence shall be canceled at the Effective Time in exchange for an amount in cash, payable at the Effective Time, equal to the amount which would have been paid had such stock options been canceled immediately prior to the consummation of the Offer. The Merger Agreement also provides that the Company shall terminate the Stock Plan immediately prior to the Effective Time without prejudice to the holders of such options and grant no additional Company Stock Options.

     Indemnification. From and after the Effective Time, the Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless all past and present officers, directors, employees and agents (the "Indemnified Parties") of the Company and of its subsidiaries to the full extent such persons may be indemnified by the Company pursuant to the Company's Certificate of Incorporation and Bylaws as in effect as of the date of the execution of the Merger Agreement for acts and omissions occurring at or prior to the Effective Time and shall advance reasonable litigation expenses incurred by such persons in connection with defending any action arising out of such acts or omissions, provided that such persons provide the requisite affirmation and undertaking, as set forth in the Company's Bylaws prior to the Effective Time. The Parent will provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of one and one-half times the last annual premium paid prior to the date of the execution of the Merger Agreement, but in such case shall purchase as much such coverage as possible for such amount.

     Employee Benefits. Until at least December 31, 1996, the Parent has agreed to maintain employee benefits and programs for retirees, officers and employees of the Company (other than Messrs. William J. Lawson and Gregory H. Wolf, as to whom benefits shall be as set forth in the agreements now in existence between the Company and such individuals) and its subsidiaries that are no less favorable in the aggregate than those being provided to such retirees, officers and employees on the date of the execution of the Merger Agreement (it being understood that the Parent will not be obligated to continue any one or more employee benefits or programs). For purposes of eligibility to participate in and vesting in all benefits provided to retirees, officers and employees, retirees, officers and employees of the Company and its subsidiaries will be granted their years of service with the Company and its subsidiaries and years of service with prior employers to the extent service with prior employers is taken into account under plans of the Company. Amounts paid before the Effective Time by retirees, officers and employees of the Company under any medical plans of the Company shall after the Effective Time be taken into account in calculating balances for deductibles and maximum out-of-pocket limits applicable under the medical plan of the Parent for the plan year during which the Effective Time occurs as if such amounts had been paid under such medical plan of the Parent.

     After the Effective Time, the Parent has agreed to cause the Company to maintain for 1995, without modification or amendment, the Company's Management Incentive Plan (the "MIP") for all covered employees. The Parent has agreed that the following principles shall apply for purposes of determining bonuses for 1995 under the MIP: (1) only persons who are employees of the Company or any of its subsidiaries at the time that bonuses are paid (which shall not be later than February 28, 1996) and who, at such time, are covered by the MIP shall be eligible to receive such bonuses, except that employees that are terminated (actually or constructively) without cause prior to the date that bonuses are paid shall be eligible to receive a pro rata portion of such bonuses; (2) whether any bonuses are payable under such plan and, if so, the amounts thereof shall be determined as if the transactions contemplated in the Merger Agreement had not occurred and the Company had remained an independent, publicly-owned company through December 31, 1995, taking into account to the extent reasonably applicable the limitations imposed by certain provisions of the Merger Agreement; and (3) the timing of payment of any bonuses payable pursuant to clause (2) above shall be consistent with past practices. The pro rata portion of an employee's bonus shall be the amount determined pursuant to the preceding sentence multiplied by a fraction, the numerator of which shall be the number of days during 1995 for which such employee was employed by the Company or any of its subsidiaries and the denominator of which shall be 365.

     The Parent has agreed to maintain the existing severance policy applicable to each officer covered by a severance policy separate from the Company's standard severance policy for the Company's employees (which separate severance policy relates to a change of control of the Company) and, for each other officer and employee, the Parent has agreed to maintain the Company's standard severance policy as in effect on the date of the Merger Agreement for a period of at least six months from the Effective Time.

     The Parent shall honor or cause to be honored all severance and employment agreements with the Company's officers and employees to the extent these agreements have been disclosed to the Parent prior to the execution of the Merger Agreement.

     The Parent has agreed to provide reasonable and customary outplacement services ("Outplacement Services") to officers of the Company and its subsidiaries who are terminated by the Company as a result of, or within one year following, the Effective Time, which Outplacement Services provided to such officer shall include one-on-one counseling and assistance; provided, however, that the amount paid by the Parent to provide Outplacement Services shall not exceed $15,000 for any individual officer or $250,000 in the aggregate.

     Board Representation. The Merger Agreement provides that promptly upon the purchase of Shares pursuant to the Offer, the Parent shall be entitled to designate members of the Board of Directors of the Company, rounded up to the next whole number, as will give the Parent, subject to compliance with the provisions of Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to the product of (i) the total number of directors on such Board and (ii) the percentage that the aggregate number of Shares owned by the Parent bears to the total number of outstanding Shares. The Company has agreed, upon the request of the Parent, to promptly increase the size of the Board of Directors of the Company and/or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable the Parent's designees to be elected to the Board of Directors and shall cause the Parent's designees to be so elected. The Company has agreed to take, at its expense, all actions required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to effect any such election, including the mailing to its stockholders of the information required to be disclosed pursuant thereto. The Parent will supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

     Performance Certificates. Until the Offeror acquires Shares pursuant to the Offer, the Company is required to deliver certificates (the "Certificates") to the Parent and the Offeror containing the following information, each certificate being certified by the Chairman of the Board and the President of the Company as true and correct and as being prepared in accordance with the provisions of the Merger Agreement:

          (x) No later than the tenth calendar day of each month, (1) the number of insured members (the "Members") in the Company's medical plans at the end of the month immediately prior to said month (the "Prior Month") and
     (2) the Adjusted Premiums (as such term is defined below) for the period (the "Premium Measurement Period") from July 1, 1995 through the end of the Prior Month, inclusive; and

          (y) No later than the first calendar day of each month, the Adjusted Pretax Income (as such term is defined below) for the period (the "Pretax Measurement Period") from January 1, 1995 through the end of the month immediately prior to the Prior Month, inclusive.

     For purposes of the foregoing, (I) except as otherwise provided, all calculations shall be made in accordance with generally accepted accounting principles applied on a consistent basis with the accounting principles used in preparing the Company's Consolidated Statement of Income for the year ended December 31, 1994 as included in the Company's filings with the Commission (the "Income Statement"), (II) except as otherwise provided, all terms shall have the meanings customarily used for such terms in the health care industry, (III) the term "Adjusted Premiums" shall mean the Company's consolidated earned premiums (including administrative fees and any other items of revenue of the type included under the caption "Administrative fees and other" in the Income Statement) but shall not include premium reserve adjustments related to reserves which arose prior to July 1, 1995, investment income or realized gains or losses on investments and (IV) the term "Adjusted Pretax Income" shall mean the Company's consolidated pretax income as adjusted for certain exclusions, adjustments and assumptions as contemplated by the Merger Agreement.

     Until the Offeror acquires Shares pursuant to the Offer, on or prior to the 20th calendar day of each month the Company is generally required to deliver to the Parent and the Offeror a draft of the certificate (the "Pretax Certificate") referred to in clause (y) above which is required to be delivered on the first day of the following month, accompanied by a report of Ernst & Young, LLP, the Company's independent accountants, of the type contemplated by Rule 436(d) promulgated under the Securities Act and stating that the Adjusted Pretax Income included in the draft certificate was determined in a manner consistent with the methodology set forth in the Merger Agreement. The Company agrees to make the appropriate officers and employees of the Company and its subsidiaries and representatives of Ernst & Young, LLP available to discuss the draft certificate with representatives of the Parent and the Offeror, together with Coopers & Lybrand, L.L.P., their independent accountants. Subject to the Company complying with its obligations pursuant to the immediately preceding paragraph in a manner which under reasonable circumstances would permit the Parent and the Offeror to complete their review within the time period hereinafter provided, the Parent and the Offeror agree to complete their review and provide the Company with a detailed description of their comments and proposed modifications within five business days after the receipt of the draft certificate (which proposed modifications shall, in reasonable judgment of the Parent and the Offeror, be necessary in order for the Adjusted Pretax Income to have been determined in a manner consistent with the methodology set forth in or contemplated by the Merger Agreement).

     If the Pretax Certificate is accompanied by a certificate from Milliman and Robertson (or such other firm acceptable to the Parent and the Offeror) stating that, in its professional opinion, the medical claims component of Adjusted Pretax Income included in the Pretax Certificate was determined in a manner consistent with the methodology set forth in the Merger Agreement, the Parent and the Offeror shall be bound by such determination but solely as it relates to the medical claims component of Adjusted Pretax Income. All fees and expenses of Milliman and Robertson (or such other firm) shall be paid by the Company.

     For purposes of exercising its right to terminate the Merger Agreement, notwithstanding the fact that the calculations included in the Certificates comply with the thresholds established therein, the Parent and the Offeror have the right, exercised in good faith, to disagree with any of the calculations made by the Company in such Certificates (except to the extent the calculations relate to the medical claims component of Adjusted

Pretax Income as contained in a certificate from Milliman and Robertson) and to take any permitted action to terminate the Merger Agreement had their calculations been included in such Certificates (subject to the obligation of the Parent and the Offeror, in any proceeding commenced by the Company claiming that the Parent and the Offeror breached their obligations under the Merger Agreement by improperly exercising their right to terminate, to demonstrate that the Company's calculations were inaccurate and that, if the calculations were prepared accurately, the Parent and the Offeror would have had the right to terminate the Merger Agreement) unless in the case of calculation of Adjusted Pretax Income, (i) the Company modified its calculation of Adjusted Pretax Income contained in the corresponding draft certificate to take into account all of the comments provided to the Company by the Parent and the Offeror, (ii) the Parent and the Offeror acknowledged in writing to the Company that they had no comments on the calculation of Adjusted Pretax Income or (iii) the Parent and the Offeror do not comply with their obligations to review and comment upon the draft Pretax Certificate.

     Conditions Precedent. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) if required by applicable law, the Merger Agreement shall have been approved by the requisite vote of the holders of the Shares; and (b) no governmental entity or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree or injunction which prohibits or has the effect of prohibiting the consummation of the Merger; provided, however, that the Company, the Parent and the Offeror shall use their reasonable best efforts to have any such order, decree or injunction vacated.

     Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether prior to or after approval by the stockholders of the Company: (a) by mutual written consent of the Parent and the Company; (b) by the Company if: (i) the Offer has not been timely commenced (except as a result of actions or omissions by the Company); (ii) there is an offer to acquire all of the Shares or substantially all of the assets of the Company for consideration that provides stockholders of the Company a value per Share which, in the good faith judgment of the Board of Directors of the Company, provides a higher value per Share than the consideration per Share pursuant to the Offer or the Merger and the Board of Directors of the Company determines in good faith after consultation with the Company's outside counsel that the failure to approve such offer would not be consistent with the fiduciary duties of the Board of Directors of the Company to stockholders of the Company; provided, however that the right to terminate the Merger Agreement pursuant to this clause (ii) will not be available (A) if the Company has breached in any material respect its obligations concerning Acquisition Proposals, (B) in respect of an offer that is subject to a financing condition,
(C) in respect of an offer involving consideration which is not entirely cash, or does not permit stockholders to receive the payment of the offered consideration in respect of all Shares at the same time, unless the Board of Directors of the Company has been furnished with a written opinion of a nationally recognized investment banking firm to the effect that such offer provides a higher value per Share than the consideration per Share pursuant to the Offer or the Merger or (D) if, prior to or concurrently with any purported termination pursuant to this clause (ii), the Company shall not have paid the Termination Fee (as defined below); (iii) there has been a breach by the Parent or the Offeror of any representation or warranty that would have a material adverse effect on the Parent's or the Offeror's ability to perform its obligations under the Merger Agreement, and which is not cured within five business days following receipt by the Parent or the Offeror of notice of the breach; or (iv) if the Parent or the Offeror fails to comply in any material respect with any of its material obligations or covenants contained in the Merger Agreement, including the obligation of the Offeror to purchase Shares pursuant to the Offer, unless such a failure results from a breach by the Company of any obligation, representation or warranty under the Merger Agreement, which is not cured within five business days following the Company's receipt of notice of the breach; (c) by the Parent if: (i) the Board of Directors of the Company shall have failed to recommend, or withdrawn, modified or amended in any material respect its approval or recommendation of the Offer or the Merger or shall have resolved to do any of the foregoing, or shall have failed to reject an Acquisition Proposal within 10 business days after receipt by the Company or public announcement thereof, or (ii) the information contained in the last Certificates delivered to the Parent and the Offeror do not satisfy all of the following thresholds: (x) the number of Members is at least 95% of the number of Members forecasted for the end of the applicable month in the Monthly Plans; (y) the Adjusted Premiums are at least 90% of the Adjusted Premiums forecasted for the applicable Premium Measurement Period in the Monthly Plans; and (z) the Adjusted Pretax Income is at least 90% of the Adjusted Pretax Income forecasted for the applicable Pretax Measurement Period in the Monthly Plans; or (d) by either the Parent or the Company if: (i) the Merger has not been effected on or prior to the close of business on March 31, 1996; provided, however, that the right to terminate the Merger Agreement pursuant to this clause shall not be available (y) to the Parent if the Offeror or any affiliate of the Offeror acquires Shares pursuant to the Offer, or (z) to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to the aforesaid date; or (ii) any court of competent jurisdiction or any other governmental body shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; or (iii) upon a vote at a duly held meeting or upon any adjournment thereof, the stockholders of the Company shall have failed to give any required approval, or (iv) as the result of the failure of any of the conditions to the Offer as set forth under "Merger Agreement -- The Offer," the Offer shall have terminated or expired in accordance with its terms without the Offeror having purchased any Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to this clause (iv) shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure of any such condition, or (v) the Parent or the Company shall have reasonably determined that any Offer condition (other than the Minimum Condition) is not capable of being satisfied at any time in the future; provided, however, that the right to terminate the Merger Agreement pursuant to this clause (v) shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement has been the cause of, or resulted in, such Offer condition being incapable of satisfaction. If the Merger Agreement is terminated, the Merger Agreement will become void and there will be no liability or further obligation on the part of the Offeror, the Parent or the Company or their respective stockholders, officers or directors, except for the Company's obligations, under certain circumstances, to pay the Termination Fee (as defined below) or to reimburse the Parent for certain expenses and except for the confidentiality obligations of the parties.

     Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses. The Company has agreed in the Merger Agreement that, in the event that
(i) any person (other than the Parent or any of its affiliates) shall have become, prior to the termination of the Merger Agreement, the beneficial owner of 50% or more of the outstanding Shares, (ii) the Offer shall have expired at a time when the Minimum Condition shall not have been satisfied and at any time on or prior to nine months after the date of the expiration of the Offer any person (other than the Offeror or any of its affiliates) shall acquire beneficial ownership of 50% or more of the outstanding Shares or shall consummate an Acquisition Proposal, (iii) at any time prior to the termination of the Merger Agreement any person (other than the Offeror or any of its affiliates) shall publicly announce any Acquisition Proposal and, at any time on or prior to nine months after the date of the termination of the Merger Agreement, shall become the beneficial owner of 50% or more of the outstanding Shares or shall consummate an Acquisition Proposal, or (iv) the Company terminates the Merger Agreement in accordance with clause (b)(ii) set forth above under "Merger Agreement -- Termination," then the Company shall, in the case of clause (i),
(ii) or (iii) above, promptly, but in no event later than two business days after the first of such events to occur, or, in the case of clause (iv), at or prior to the time of such termination, pay the Offeror the sum of $18 million (the "Termination Fee") in cash. If the Company fails to pay such amount when due, which failure is finally determined by a court of competent jurisdiction, the Parent shall be entitled to the payment from the Company, in addition to any such amount, of any legal fees and expenses incurred in procuring such judicial determination.

     In the event the Board of Directors of the Company shall modify or amend its recommendation of the Offer and/or the Merger in a manner adverse to the Parent or shall withdraw its recommendation of the Offer or shall recommend any Acquisition Proposal, or shall resolve to do any of the foregoing, or shall have failed to reject any Acquisition Proposal within 10 business days after receipt by the Company or public announcement thereof, the Company shall reimburse the Parent and the Offeror (not later than two business days after submission of statements therefor) for all reasonable, documented costs and expenses (including, without limitation, all legal, investment banking, printing, depositary and related fees and expenses, but excluding any internal allocations of overhead attributable to the Offer, the Merger or the transactions contemplated by the Merger Agreement) (the "Expenses"); provided, however, that the amount of the Expenses paid to the Parent and the Offeror shall not exceed $2 million; provided, further, that the amount of the Expenses paid shall be credited against the Termination Fee; and provided, further, that if the Company has paid the Termination Fee prior to any payment of Expenses, then no Expenses shall be payable.

     The foregoing description of the terms and provisions of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

     (b)(4) Stock Option and Tender Agreement.

     Tender of the Shares and Stock Options. On August 9, 1995, Parent, LNC, and American States Insurance Company, an Indiana corporation and a wholly owned subsidiary of LNC (the "Selling Stockholder"), entered into the Stock Option and Tender Agreement (the "Stock Option and Tender Agreement"). Pursuant to the Stock Option and Tender Agreement, the Selling Stockholder has agreed to tender to the Offeror all 4,986,507 of the Shares beneficially owned by it (the "Subject Shares"), representing approximately 29.2% of the outstanding Shares, pursuant to the Offer no later than the first business day following the commencement of the Offer and not to withdraw any Subject Shares tendered into the Offer. The Selling Stockholder has also granted to the Offeror an option (the "Stock Option") to purchase all of the Subject Shares at a purchase price equal to the Offer Price, prior to the earlier of (i) the Effective Time or (ii) 45 days after the date of the termination of the Merger Agreement.

     Conditions to Delivery of the Shares. The Stock Option and Tender Agreement provides that the obligation of the Selling Stockholder to deliver the Subject Shares upon any exercise of the Stock Option is subject to (i) all waiting periods under the HSR Act applicable to such exercise of the Stock Option having expired or been terminated, (ii) all regulatory or supervisory agency approvals required by any applicable law, rule or regulation having been obtained and each approval having become final, and (iii) there being no preliminary or permanent injunction or other order by any court of competent jurisdiction restricting, preventing or prohibiting the exercise of the Stock Option and the delivery of the Subject Shares pursuant to it.

     Representations and Warranties. The Stock Option and Tender Agreement contains various customary representations and warranties by the Selling Stockholder, including those relating to (i) title to the Shares being sold,
(ii) authority to execute, deliver and perform the Stock Option and Tender Agreement, and (iii) waiver of certain rights of LNC as Designated Holder under a promissory note issued by the Company. The Stock Option and Tender Agreement also contains various customary representations and warranties by the Parent and the Offeror, including those relating to the authority to execute, deliver and perform the Stock Option and Tender Agreement, among others.

     Voting Agreement and Proxy. The Stock Option and Tender Agreement provides that during the time the Stock Option and Tender Agreement is in effect, the Selling Stockholder shall vote all of the Subject Shares (i) in favor of the Merger, the Merger Agreement, and any of the transactions contemplated by the Merger Agreement and (ii) against any action or agreement that would impede, interfere with or attempt to discourage the Offer or the Merger, or would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement. The Stock Option and Tender Agreement further provides that in the event the Selling Stockholder shall fail to vote all of the Subject Shares in the manner described in the preceding sentence, the Offeror will be irrevocably appointed the proxy of the Selling Stockholder pursuant to Section 212 of the DGCL.

     Sale of the Subject Shares by the Offeror. The Stock Option and Tender Agreement provides that if, subsequent to the exercise of the Stock Option but prior to the Termination Date (as defined in the Stock Option and Tender Agreement), the Offeror sells or disposes of the Subject Shares for cash or securities in excess of the Offer Price, the Offeror will pay 50% of such excess to the Selling Stockholder.

     Termination Date. The Stock Option and Tender Agreement will, subject to the following sentence, terminate upon the earlier to occur of (i) the Effective Time or (ii) the date four months after the date of termination of the Merger Agreement, unless the Merger Agreement is terminated generally, as a result of (a) a breach by the Parent or the Offeror of its representations, warranties, covenants or obligations under the Merger Agreement, (b) the Parent exercising its right of termination or failing to timely commence the Offer, in either case, at a time when no Acquisition Proposal shall be pending or have been proposed or announced or (c) the mutual consent of the Parent and the Company. Notwithstanding the foregoing, if (x) the Merger Agreement has been terminated in a manner that causes the Stock Option and Tender Agreement to terminate four months after the date of the termination of the Merger Agreement and (y) on the date four months after the date of termination of the Merger Agreement the Company shall be a party to an agreement with a party, other than the Parent (or an affiliate of the Parent), that contemplates a merger, acquisition, consolidation or similar transaction involving the Company or any of its significant subsidiaries, or any purchase of all or any significant portion of the assets or any equity securities of the Company or any of such significant subsidiaries, then the Stock Option and Tender Agreement shall terminate on the date nine months after the date of termination of the Merger Agreement.

     The foregoing description of the terms and provisions of the Stock Option and Tender Agreement is qualified in its entirety by reference to the text of the Stock Option and Tender Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) The Board of Directors of the Company, at a meeting held on August 8, 1995, unanimously approved the execution and delivery of the Merger Agreement, the Offer and the Merger, determined that the Merger is advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company's stockholders and recommended that the Company's stockholders accept the Offer and (if required by applicable law or otherwise) approve the Merger Agreement and the Merger. A copy of the Company's letter to stockholders dated August 16, 1995, is filed as an exhibit to this statement and is incorporated herein by reference.

     (b) In reaching the determinations described in paragraph (a) above, the Board of Directors of the Company considered a number of factors, including the following:

           (1) The financial condition, results of operations, business, prospects and strategic objectives of the Company, as well as the risks involved in achieving those prospects and objectives in the health insurance industry with the current economic and market conditions.

           (2) The projected financial condition, results of operations and prospects of the Company.

           (3) The detailed financial and valuation analyses presented to the Board of Directors by Morgan Stanley on August 8, 1995.

           (4) The fact that the $37.50 per Share to be received by the Company's stockholders in both the Offer and the Merger represents a substantial premium over the closing market price of $27 per Share on August 8, 1995 (the day of the Board of Directors meeting referred to in Section (b)(2) of Item 3 above) and an even higher premium over the closing market price of $23.375 per Share on July 6, 1995 (the day prior to the delivery by the Parent to the Company of the First Proposal).

           (5) Discussions (described above under "Certain Background Information") with other parties as to possible transactions.

           (6) Management's views, and Morgan Stanley's advice to the Board of Directors, regarding the likelihood of a superior transaction.

           (7) The written opinion dated as of August 8, 1995 of Morgan Stanley that, as of such date and based upon and subject to the various considerations set forth in its opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders.

           (8) The relationship of the Offer Price to historical market prices of the Shares and to the Company's book value and net asset value per Share.

           (9) The terms and conditions of the Merger Agreement and the course of the negotiations resulting in the execution thereof (including the terms of the Merger Agreement that permit the Company's Board of Directors, in the exercise of its fiduciary duties and subject to certain conditions, to furnish information to or enter into discussions or negotiations with, any third party that makes an unsolicited bona fide proposal in writing, not subject to a financing condition, to acquire the Company pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction (although the Company is not permitted by the Merger Agreement to initiate, solicit or encourage any third party bids), and under certain circumstances to terminate the Merger Agreement). The Company's directors noted that the Merger Agreement provides that, under certain circumstances involving a completed or prospective third party transaction, the Company would be obligated to pay the Parent up to $18 million. See "Merger Agreement -- Fee and Expenses.";

           (10) The likelihood that the proposed acquisition would be consummated, including the likelihood of satisfaction of the regulatory approvals required pursuant to, and the other conditions to the Offer and the Merger contained in, the Merger Agreement, the experience, reputation and financial condition of the Parent and the risks to the Company if the acquisition were not consummated.

           (11) The decision by LNC and the Selling Stockholder to enter into the Stock and Tender Option Agreement.

           (12) The recommendation of the Company's management with respect to the proposed acquisition.

     The full text of the written opinion of Morgan Stanley, dated as of August 8, 1995, which sets forth assumptions made, procedures followed, matters considered and limits on the review undertaken, is attached as an exhibit to this statement. The Company's stockholders are urged to read this opinion in its entirety. Morgan Stanley's opinion is directed only to the fairness of the consideration to be received by the holders of Shares from a financial point of view to such holders and does not constitute a recommendation as to whether or not any holder of Shares should tender his or her shares pursuant to the Offer. The summary of the opinion of Morgan Stanley set forth in this statement is qualified in its entirety by reference to the full text of such opinion.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to a letter agreement dated as of August 7, 1995 between the Company and Morgan Stanley, the Company has agreed to pay Morgan Stanley upon closing of the Offer and the Merger a fee equal to .555% of the aggregate consideration paid to the Company's stockholders in connection therewith. Assuming a purchase of all the Shares at a price of $37.50 per Share, Morgan Stanley will receive fees aggregating approximately $3,910,000. In the event the Offer and the Merger are not consummated, Morgan Stanley will receive an advisory fee of approximately $750,000. The Company has also agreed to reimburse Morgan Stanley for certain out-of-pocket expenses. In addition, the Company has agreed to indemnify and hold harmless Morgan Stanley and its affiliates and their respective directors, officers, employees and controlling persons against certain liabilities and expenses, including liabilities under the federal securities laws, arising out of or in connection with its rendering of services under such letter.

     Morgan Stanley and its affiliates from time to time provide financial advisory services for the Company and Parent and have received fees for the rendering of these services.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company except as follows: (i) on June 15, 1995, Daniel A. Bollom purchased 5.286 Shares pursuant to the Company's dividend reinvestment plan, (ii) on June 16, 1995, Wayne R. Micksch purchased 18.9102 Shares, and (iii) on June 15, 1995 and July 17, 1995, Michael
R. Walker purchased 17.621 Shares and 21.39 Shares, respectively, pursuant to the Company's dividend reinvestment plan.

     (b) To the best of the Company's knowledge, all of its executive officers and directors currently intend to tender to the Offeror, pursuant to the Offer, all Shares which are held of record or beneficially owned by such persons except for certain Shares purchasable upon exercise of options, which options will be cancelled pursuant to the Merger Agreement in exchange for the cash payment as described in Item 3 above.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a)  Except as set forth in Items 3 and 4, none.

     (b)  None.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.

1. Agreement and Plan of Merger, dated as of August 9, 1995, among EMPHESYS Financial Group, Inc., Humana Inc. and HEW, Inc.

2. Press Release of EMPHESYS Financial Group, Inc. and Humana Inc. issued on August 10, 1995.

3. Sections entitled "Proposal 2 -- Approval of Amendments to the 1994 Stock Incentive Plan," "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" from EMPHESYS Financial Group, Inc.'s Proxy Statement dated March 28, 1995 relating to its 1995 Annual Meeting of Shareholders.

4. Stock Option and Tender Agreement, dated as of August 9, 1995, among Humana Inc., Lincoln National Corporation and American States Insurance Company.

5. Letter to Stockholders of EMPHESYS Financial Group, Inc. dated August 16, 1995.*

6.    Opinion of Morgan Stanley & Co. Incorporated.*

---------------

* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          EMPHESYS FINANCIAL GROUP, INC.

                                          By:  /s/ GAIL A. HOHENSTEIN
                                               Gail A. Hohenstein
                                               Vice President, Secretary
                                               and General Counsel

Dated: August 16, 1995

                                 EXHIBIT INDEX

EXHIBIT NO.                                      DESCRIPTION
-----------  -----------------------------------------------------------------------------------
     1.      Agreement and Plan of Merger, dated as of August 9, 1995, among EMPHESYS Financial
             Group, Inc., Humana Inc. and HEW, Inc.
     2.      Press Release of EMPHESYS Financial Group, Inc. and Humana Inc. issued on August
             10, 1995.
     3.      Sections Entitled "Proposal 2 -- Approval of Amendments to the 1994 Stock Incentive
             Plan," "Security Ownership of Certain Beneficial Owners and Management," and
             "Executive Compensation" from EMPHESYS Financial Group, Inc.'s Proxy Statement dated March 28, 1995 relating to its 1995 Annual Meeting of Shareholders.
     4.      Stock Option and Tender Agreement, dated as of August 9, 1995, among Humana Inc.,
             Lincoln National Corporation and American States Insurance Company.
     5.      Letter to Stockholders of EMPHESYS Financial Group, Inc. dated August 16, 1995.
     6.      Opinion of Morgan Stanley & Co. Incorporated.

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